FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 8, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1. Cellcom Israel Announces Third Quarter 2007 Results

2. Cellcom Israel Ltd. and its Consolidated Subsidiaries – Financial Statements as at September 30, 2007
    (unaudited)

CELLCOM ISRAEL ANNOUNCES
THIRD QUARTER 2007 RESULTS

Cellcom Israel surpassed the 3,000,000 subscriber mark
and continues to show strong growth in all parameters

THIRD QUARTER 2007 HIGHLIGHTS (results compared to third quarter of 2006):

▪	Total Revenues from services increased approx. 9% to NIS 1,413 million ($352 million)

▪	Revenues from content and value added services (including SMS) increased approx. 47% and reached 8.4% of revenues

▪	Total Revenues (including handset and accessories revenues) increased approx. 7% to NIS 1,572 million ($392 million)

▪	EBITDA[1] increased approx. 11% to NIS 559 million ($139 million); EBITDA margin 35.6%, up from 34.3%

▪	Operating profit increased approx. 23% to NIS 366 million ($91 million)

▪	Net income increased approx. 105% to NIS 270 million ($67 million)[2]

▪	Free Cash Flow[1] increased approx. 50% to NIS 348 million ($87 million)

▪	Subscriber base increased by approx. 57,000 during the quarter, reaching approx. 3.02 million at the end of Q3

▪	3G subscribers reached approx. 281,000 at the end of Q3

▪	The Company Declared NIS 2.63 dividend per share for the third quarter

Netanya, Israel – November 8, 2007 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the third quarter ended September 30, 2007. Revenues for the third quarter totaled NIS 1,572 million ($392 million); EBITDA totaled NIS 559 million ($139 million), or 35.6% of revenues; and net income reached NIS 270 million ($67 million), or NIS 2.77 per share ($0.69 per share).

Commenting on the results, Amos Shapira, Chief Executive Officer said, "Our strong third quarter results represent Cellcom’s seventh sequential quarter of growth and efficiency improvements across all of our performance parameters. This was achieved as a result of ongoing marketing efforts

1 Please view section "Use of Non-GAAP financial measures" at the end of this press release.

2 Includes a one time amount following the release of a tax provision; See "Finance Expenses, Net" below.

to drive usage and introduce new products, while steadily reducing expenses and implementing efficiency measures in many areas of our operation. During the third quarter we also enhanced our investment in customer service by, among other measures, expanding our services and marketing teams, as part of the Company’s strategy to constantly improve service levels and customer satisfaction. During the third quarter we further strengthened our relationship with our customers through broad and successful marketing activities and launching innovative and new perception marketing plans such as "Cellcom Israel by the second", emphasizing again Cellcom’s innovation and marketing initiative”.

Mr. Shapira added: “The Company is prepared for the number portability, which is expected to be implemented on December 1, 2007. During the third quarter the Company surpassed the 3 million subscriber mark,  thus clearly positioning the Company as Israel’s largest cellular company. The number of 3G subscribers benefiting from the diverse services and advanced 3.5G HSDPA network-based content, reached approximately 281,000, up 33% from last quarter. We are very pleased with our subscriber growth rate as well as with the increase in content and value added services revenues, which represented 8.4% of our overall revenues this quarter. Furthermore, our landline and transmission services, although not material to our overall revenues, contributed directly to higher revenues, serving as another growth driver for the Company. We intend to offer our landline and transmission customers a variety of new advanced services, using a new generation network (NGN) recently purchased".

Tal Raz, Chief Financial Officer commented: "We are very pleased with the substantial increase in profitability, despite increasing competition in the industry, the impending introduction of number portability and regulatory pressures. The improved profitability was mainly the result of a 9% increase in airtime minutes, higher revenues from content services as well as ongoing cost efficiencies. These improvements have been partially offset by an increase in customer retention expenses, as well as expenses associated with expanding the Company’s services and marketing teams. Free Cash Flow continued to be strong and was up 50% compared to the third quarter of last year. The improved free cash flow is a direct result of the Company’s improved financial performance, enabling us to distribute a NIS 2.63 dividend per share, and a total of approximately NIS 256 million”.

KEY FINANCIAL AND PERFORMANCE INDICATORS:

	Q3/2007	Q3/2006	% Change	Q3/2007	Q3/2006
	million NIS			million US$ (convenience translation)
Total services revenues	1,413	1,300	8.7%	352.1	324.0
Revenues from content and value added services	132	90	46.7%	32.9	22.4
Handset and accessories revenues	159	167	-4.8%	39.6	41.6
Total revenues	1,572	1,467	7.2%	391.7	365.6
Operating Profit	366	297	23.2%	91.2	74.0
Net Income	270	132	104.5%	67.3	32.9
Cash Flow from Operating Activities, net of Investing Activities	348	232	50.0%	86.7	57.8
EBITDA	559	503	11.1%	139.3	125.3
EBITDA, as percent of Revenues	35.6%	34.3%	3.8%	35.6%	34.3%
Subscribers end of period (in thousands)	3,017	2,828	6.7%	3,017	2,828
Estimated Market Share[3]	34%	34%	-	34%	34%
Churn Rate (in %)	3.6%	3.8%	-5.3%	3.6%	3.8%
Average Monthly MOU (in minutes)	353.7	348.4	1.5%	353.7	348.4
Monthly ARPU	155.5	154.2	0.8%	38.7	38.4

FINANCIAL REVIEW

Revenues for the third quarter ended September 30, 2007 totaled NIS 1,572 million ($392 million), a 7.2% increase compared to NIS 1,467 million ($366 million) in the same quarter last year. The increase in revenues resulted from an 8.7% increase in revenues from services, to NIS 1,413 million ($352 million) compared to NIS 1,300 million ($324 million) in the same quarter last year. This increase is attributed mainly to an increase of approximately 9% in airtime usage (outgoing and incoming), following the increase in the Company's subscriber base and Minutes of Use ("MOU") per subscriber. The increase also resulted from a 46.7% increase in revenues from content and value added services (including SMS), which totaled, in the third quarter of 2007, NIS 132 million ($33 million), representing 8.4% of total revenues. The increase in revenues was partially offset by a decline in interconnection rates as well as the change in pricing for calls terminating in voicemail. The increase in revenues was also partially offset by a 4.8% decrease in handset and accessories’ revenues from NIS 167 million ($42 million) in the third quarter of 2006, to NIS 159 million ($40 million) in the third quarter of 2007. This decrease was primarily due to a decline in average revenue per handset, due to the extensive sales campaigns launched during the third quarter of 2007.

Cost of Revenues for the third quarter of 2007 totaled NIS 846 million ($211 million), compared to NIS 837 million ($209 million) in the third quarter last year, an increase of 1.1%. This increase is primarily due to a 5.2% increase in cost of service revenues, mainly resulting from an increase in usage which lead to an increase in interconnect fees and content costs, partially offset by a decline

3 In order to estimate the Company's market share, the Company was required to estimate the number of subscribers of two additional Israeli cellular operators - Pelephone Communications Ltd. ("Pelephone") and Mirs Communications Ltd. ("Mirs"), as at September 30, 2007, since Pelephone had not yet published this information, and Mirs does not publish this information.

in depreciation expenses. Most of the increase in cost of services revenues was offset by an 11.8% decline in the cost of handset and accessories' revenues, resulting mainly from increased efficiency in handset procurement, as well as a decline in the cost of accessories sold during the third quarter of 2007.

Gross profit margin for the third quarter of 2007 improved and increased to 46.2%, compared to 42.9% in the third quarter last year. Gross profit for the quarter totaled NIS 726 million ($181 million), a 15.2% increase compared to NIS 630 million ($157 million), in the third quarter last year.

Selling, Marketing, General and Administration Expenses ("SG&A expenses") for the third quarter of 2007 totaled NIS 360 million ($90 million), an increase of 8.1% compared to NIS 333 million ($83 million) in the same period last year. The increase in SG&A expenses is primarily due to increased marketing activities, which included, among other things, a 48% increase in advertising expenses, as well as enhancement of the service and marketing teams.

Operating profit increased 23.2%, reaching NIS 366 million ($91 million) in the third quarter of 2007, compared to NIS 297 million ($74 million) in the third quarter of 2006. EBITDA for the third quarter of 2007 totaled NIS 559 million ($139 million), an 11.1% increase compared to NIS 503 million ($125 million) in the same quarter last year. EBITDA, as a percent of revenues, increased to 35.6% in the third quarter of 2007, compared to 34.3% in the third quarter of 2006.

Finance Expenses, net for the third quarter of 2007 totaled NIS 75 million ($19 million), compared to NIS 53 million ($13 million) in the same period last year, an increase of 41.5%. The increase in finance expenses is primarily attributed to the Israeli Consumer Price Index ("CPI") linkage expenses related to the Company's debentures, totaling NIS 50 million ($12 million) this quarter, compared to NIS 4 million ($1 million) in the same quarter last year. The increase in finance expenses was partially offset by profits generated on the hedging portfolio the Company manages against currency, interest and CPI exposures. The net profit on the hedging portfolio, recorded under finance expenses, totaled NIS 7 million in the third quarter of 2007, compared to an NIS 12 million loss in the same quarter last year. The profit on the hedging portfolio stems primarily from approximately NIS 12 million profit from hedging transactions against the CPI, which increased 2.5% in the third quarter, compared to only a 0.2% increase in the same quarter last year. This profit was partially offset by a loss on currency hedging transactions, following the 5.6% appreciation of the NIS against the US dollar this quarter, compared to a 3.1% appreciation in the same quarter last year.

In October 2007, subsequent to the balance sheet date, the Israeli Supreme Court issued two new rulings readdressing its previous ruling of November 2006 regarding the deductibility of financing expenses for tax purposes, that might be attributed by the Israeli Tax Authority to a financing of dividends. As of June 30, 2007 the Company had an accumulated tax provision in the amount of approximately NIS 72 million, that was based on the possibility that part of the Company's financing expenses will not be recognized as a deductible expense for tax purposes.

As a result of the Supreme Court's new rulings of October 2007 and based on the Company's legal counsels' opinion, the Company has released the aforesaid tax provision and reduced the income tax expenses by approximately NIS 72 million during the three month period ended September 30, 2007. For additional details see the Company’s annual report for the year ended December 31, 2006 on Form 20-F under "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Income tax".

Net Income for the third quarter of 2007 increased 104.5% to NIS 270 million ($67 million), compared to NIS 132 million ($33 million) in the third quarter last year (including a one time amount following a release of a tax provision, as described above). Basic earnings per share for the third quarter of 2007 totaled NIS 2.77 ($0.69), compared to NIS 1.35 ($0.34) in the third quarter last year.

OPERATING REVIEW

New Subscribers– at the end of the third quarter of 2007 the Company had approximately 3.02 million subscribers. During the third quarter of 2007, the Company added approximately 57,000 net new subscribers, compared to a net increase of approximately 70,000 subscribers in the same period last year. The number of 3G subscribers as at the end of the third quarter of 2007 totaled approximately 281,000 subscribers, representing 9.3% of the Company’s total subscriber base.

Churn Rate during the third quarter of 2007 was 3.6%, compared to 3.8% in the third quarter last year.

Average subscriber Minutes of Use ("MOU") in the third quarter of 2007 totaled 353.7 minutes, compared to 348.4 minutes in the second quarter last year, an increase of 1.5%.

The monthly Average Revenue per User (ARPU) in the third quarter of 2007,  totaled NIS 155.5 ($38.7), compared to NIS 154.2 ($38.4) in the third quarter last year, a 0.8% increase.

FINANCING AND INVESTMENT REVIEW

Cash Flow

Free cash flow (Cash provided by operating activities, net of cash used in investing activities) for the third quarter of 2007 totaled NIS 348 million ($87 million), a 50.0% increase from NIS 232 million ($58 million) generated in the third quarter last year. The Company continues to generate, on an ongoing basis, significant levels of free cash flow, as a result of increased revenues, improved cash collection and cost efficiencies that were partially offset by an increase in expenses as a result of expanding the Company's service and marketing teams and the increase in customer retention and acquisition costs.

Shareholders' Equity

Shareholders' Equity as of September 30, 2007, primarily consisting of accumulated undistributed retained earnings, totaled NIS 909 million ($227 million).

Investment in Fixed Assets

During the third quarter of 2007 the Company invested NIS 142 million ($35 million) in fixed assets (including investments in information systems and software recorded under other assets in the balance sheet), compared to NIS 103 million ($26 million) in the same quarter last year.

Dividend

On November 7, 2007, the Company's board of directors declared a cash dividend in the amount of NIS 2.63 per share, and in the aggregate amount of approximately NIS 256 million (the equivalent of approximately $0.67 per share and approximately $65 million in the aggregate, based on the representative rate of exchange on November 7,2007; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on November 29, 2007), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on November 19, 2007. The payment date will be December 3, 2007. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The amount of dividend declared per share for the third quarter does not necessarily reflect dividends for future quarterly periods, which may change in accordance with the Company’s dividend policy. Dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2006 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Financing

Issuance of Debentures

In October 2007, subsequent to the balance sheet date, the Company issued two series of debentures to the Public in Israel. The debentures are listed for trading on the Tel Aviv Stock Exchange.

Series C Debentures were issued for a total principal amount of NIS 245,000,000 par value. The debentures' principal is payable in nine equal semiannual payments on March 1 and September 1, for each of the years 2009 through 2012 (inclusive) and on March 1, 2013. The interest on the debentures will be paid semiannually on March 1 and on September 1, for each of the years 2008 through 2012 (inclusive) and on March 1, 2013. The debentures bear an annual interest of 4.6% and are linked (principal and interest) to the Israeli CPI for August 2007.

Series D Debentures were issued for a total principal amount of NIS 826,968,000 par value. The debentures' principal is payable in five equal annual payments on July 1, for each of the years 2013 through 2017 (inclusive). The interest on the debentures will be paid annually on July 1, for each of the years 2008 through 2017 (inclusive). The debentures bear an annual interest of 5.19% and are linked (principal and interest) to the Israeli CPI for August 2007.

Partial Debt Repayment

In March 2006, the Company entered into an agreement with Citibank N.A. and Citibank International plc (together “Citi”) in a facility agreement under which Citi made available, by itself and through a bank consortium lead by Citi, a term loan and a revolving credit facility to the amount of $350 million, comprising of a $280 million term loan and up to $70 million under a revolving credit facility. In April 2006, the Company converted part of the dollar based loan for a shekel based loan. As at September 30, 2007, the balance of the loan totaled NIS 1,189 million ($170 million denominated in US$ and NIS 506.4 million denominated in NIS) and the revolving credit facility is not used.

On October 24, 2007, subsequent to the balance sheet date, the Company's Board of Directors decided on a voluntary partial prepayment of the loan, in a principal amount of $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS), representing approximately 50% of the balance of the loan. The prepayment will be made during November 2007, in accordance with the terms of the facility agreement. Pursuant to the aforesaid partial prepayment, the outstanding principal amount of the loan will be $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS).

For additional details see the Company’s annual report for the year ended December 31, 2006 on Form 20-F under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Credit facility from bank syndicate".

OTHER DEVELOPMENTS DURING THIRD QUARTER AND SUBSEQUENT TO BALANCE SHEET DATE

Site Licensing– In July 2007, the Company was served with a petition filed with the Israeli High Court of Justice, filed against the Minister of Environmental Protection, the Minister of Interior and the Minister of Communications ("MOC"); the Company and three other cellular operators were joined as formal respondents. The petition sought to cancel the said exemption for radio access devices, to annul any environmental permits previously granted and to prevent the granting of environmental permits in the future by the Ministry of Environmental Protection for radio access devices, based on the exemption. In August 2007, the petition was dismissed in limine for failure to exhaust the relevant proceedings prior to the filing of the petition, without consideration of the merits of the case.

In October 2007, subsequent to the balance sheet date, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection informed he will not grant and/or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to the Company's reliance upon the said exemption for radio access devices. It is the Company’s view that the Commissioner’s position is invalid and the Company intends to act vigorously in order to receive said permits.

In October 2007, subsequent to the balance sheet date, the Interior and Environmental Protection Committee of the Knesset approved the Non-Ionizing Radiation Regulations, 2007. The Regulations include a prohibition on the construction of cell sites in apartments, including porches. The Minister of Environmental Protection was given the authority to approve the construction and operation of cell sites in roof porches, in exceptional cases. The prohibition doesn’t apply to cell sites in relation to which an operating permit was provided prior to the commencement of the regulations. The Company will decide which actions to take, if any, after the regulations’ enactment process is completed and the final form is published.

For additional details see the Company’s most recent annual report for the year ended December 31, 2006 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under “Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell Site Construction – Site Licensing” and also our immediate report on Form 6-K of September 24, 2007 under “Item 3.7 Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under “Item 3.8 – Material Changes – Site Licensing”.

MVNO – In August 2007, the Israeli government instructed the MOC to take all measures necessary to allow any mobile virtual network operator, or MVNO, wishing to provide cellular services to the public using the network of a cellular operator to do so as of December 31, 2007.  In the event that an MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, the MOC is authorized to examine the causes thereof. Should the MOC determine that the same is due to noncompetitive behavior of the cellular operator or market failure, the MOC may use its authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service.

The previous government decision on that matter, from September 2006, appointed a governmental committee to examine the possibility of implementing MVNO operation in Israel. Following that decision, the MOC has been conducting an examination, using an international consulting firm. In October 2007, subsequent to the balance sheet date, the MOC published the abstract of the consulting firm’s recommendations, which included a recommendation to refrain from forcefully introducing MVNO’s and to encourage their entrance by granting licenses and to regulator’s interference only in case of market failure . The MOC has not yet published its findings and recommendations and, to the best of the Company's knowledge, is expected to hold a hearing in the coming weeks.

For additional details see our most recent annual report for the year ended December 31, 2006 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We face intense competition in all aspects of our business” as well as under “Item 4. Information on the Company – B. Business Overview – Competition, and under Government Regulations – Mobile Virtual Network Operator” and also in our immediate report on Form 6-K of September 24, 2007 under “Item 3.7 Risk Factors – Risks Related to our business – We face intense competition in all aspects of our business””.

Change in Charging Units –  In September 2007, the Company's general license was amended to the effect that prevents the Company from offering subscribers calling plans using airtime charging units other than the basic airtime charging unit set in the general license (which is currently up to a 12-second unit and as of January 1, 2009 will become a one-second unit). The Company has been taking steps to address the effects of the amendment to the license and at this time is unable to assess the potential effect of the amendment on the results of operations.

For additional details see our most recent annual report for the year ended December 31, 2006 on Form 20-F  under “Item 3. Key Information – D. Risk Factors – Risks related to our business - We operate in a heavily regulated industry, which can harm our results of operations” and under “Item 4.

Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision” and "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Overview – General".

CONFERENCE CALL DETAILS

The Company will be hosting a conference call on Thursday, November 8, 2007 at 09:00 am EDT, 04:00 pm Israel time, and 02:00 pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 051 8913
Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: http://investors.ircellcom.co.il/events.cfm. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3 million subscribers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.ircellcom.co.il

FORWARD-LOOKING STATEMENTS

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1969).  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our most recent Annual Report for the year ended December 31, 2006 and also in our immediate report on Form 6-K of September 24, 2007 under “Item 3.7 Risk Factors".

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company presents its financial statements using Israeli General Accepted Accounting Principles. Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 4.013 = US$1 as published by the Bank of Israel on September 30, 2007.

USE OF NON-GAAP FINANCIAL MEASURES

EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities. See the reconciliation note at the end of this Press Release.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

			Convenience translation into US dollar

	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
	NIS millions	NIS millions	US$ millions	US$ millions
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	522	56	130	14
Trade receivables, net	1,356	1,242	338	309
Other receivables	106	123	27	31
Inventory	145	131	36	33

	2,129	1,552	531	387

Long-term receivables	511	526	127	131

Property, plant and equipment, net	2,345	(**)(*)2,550	584	(**)(*)635

Other assets, net	657	(**)695	164	(**)173

Total assets	5,642	5,323	1,406	1,326

(*)	Restated due to initial implementation of a new Israeli Accounting Standard.
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

			Convenience translation into US dollar

	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
	NIS millions	NIS millions	US$ millions	US$ millions
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Current liabilities
Short-term bank credit	238	-	59	-
Trade payables	787	819	196	204
Other current liabilities	524	496	131	123

	1,549	1,315	386	327

Long-term liabilities
Long-term loans from banks	938	1,208	234	301
Debentures	2,039	1,989	508	496
Deferred taxes	191	(*)212	47	(*)53
Other long term liabilities	16	2	4	-
	3,184	3,411	793	850

Shareholders’ equity	909	(*)597	227	(*)149

Total liabilities and shareholders' equity	5,642	5,323	1,406	1,326

(*)	Restated due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

					Convenience translation into US dollar

	Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,	Three-month period ended September 30,
	2007	2006	2007	2006	2007	2007
	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions	US$ millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	4,466	4,191	1,572	1,467	1,113	392
Cost of revenues	2,414	* 2,430	846	* 837	602	211

Gross profit	2,052	1,761	726	630	511	181
Selling and marketing expenses	506	473	193	168	126	48
General and administrative expenses	488	486	167	165	122	42

Operating income	1,058	802	366	297	263	91
Financial expenses, net	(137)	(128)	(75)	(53)	(34)	(19)
Other income (expenses), net	(2)	* (4)	(2)	* 2	-	-

Income before income tax	919	670	289	246	229	72
Income tax	229	* 250	19	* 114	57	5

Net income	690	420	270	132	172	67

Earnings per share
Basic earnings per share (in NIS)	7.08	* 4.31	2.77	* 1.35	1.76	0.69

Diluted earnings per share (in NIS)	7.02	* 4.31	2.74	* 1.35	1.75	0.68

Weighted average number of shares used in the calculation of basic earnings per share (in thousands)	97,500	97,500	97,500	97,500	97,500	97,500
Weighted average number of shares used in the calculation of diluted earnings per share (in thousands)	98,250	97,500	98,380	97,500	98,250	98,380

(*)	Restated due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Nine-month period ended September 30,

			Convenience translation into US dollar
	2007 NIS millions (Unaudited)	2006 NIS millions (Unaudited)	2007 US$ millions (Unaudited)
Cash flows from operating activities
Net income	690	* 420	172
Adjustments required to present cash flows from operating activities (Appendix A)	584	* 647	145
Net cash provided by operating activities	1,274	1,067	317
Cash flows from investing activities
Additions to property, plant and equipment	(364)	**(406)	(90)
Proceeds from sales of property, plant and equipment	2	12	-
Investment in other assets	(63)	**(117)	(16)
Net cash used in investing activities	(425)	(511)	(106)
Cash flows from
financing activities

Borrowings under short-term bank credit facility	-	263	-

Borrowings of long-term loans from banks	-	2,155	-

Payment of long-term loans from banks	-	(1,088)	-
Proceeds from issuance of debentures, net of issuance cost	-	290	-
Paid dividend	(383)	(3,830)	(95)

Net cash used by financing activities	(383)	(2,210)	(95)

Increase (decrease) in cash and cash equivalents	466	(1,654)	116
Balance of cash and cash equivalents at beginning of the period	56	1,772	14
Balance of cash and cash equivalents at end of the period	522	118	130

(*)	Restated due to initial implementation of a new Israeli Accounting Standard.
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

Appendix A – Adjustments required to present cash flows from operating activities

	Nine-month period ended September 30,

			Convenience translation into US dollar
	2007 NIS millions (Unaudited)	2006 NIS millions (Unaudited)	2007 US$ millions (Unaudited)
Income and expenses not involving cash flows
Depreciation and amortization	575	* 627	144
Deferred taxes	(8)	*(14)	(2)
Exchange and linkage differences on long-term liabilities	13	(68)	3
Capital losses	4	* 4	1
Change in liability for employee severance benefits	1	-	-
Stock based compensation	25	-	6
	610	549	152

Changes in assets and liabilities

Decrease (increase) in trade receivables (including long-term amounts)	(100)	(80)	(25)
Decrease (increase) in other receivables (including long-term amounts)	10	26	2
Decrease (increase) in inventories	(14)	(19)	(4)
Increase (decrease) in trade payables (including long-term amounts)	66	(26)	17
Increase in other payables and credits (including long-term amounts)	12	197	3
	(26)	98	(7)

Total	584	647	145

Appendix B – Non- cash activities

Acquisition of property, plant and equipment and other assets on credit	109	94	27
Tax withheld regarding cash dividend	16	-	4

(*)	Restated due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,
			Convenience translation into US dollar
	2007 NIS millions (Unaudited)	2006 NIS millions (Unaudited)	2007 US$ millions (Unaudited)

Net income	270	132	67
Financial expense (income), net	75	53	19
Other expenses (income)	2	(2)	0
Income taxes	19	114	5
Depreciation and amortization	193	207	48
EBITDA	559	503	139

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,
			Convenience translation into US dollar
	2007 NIS millions (Unaudited)	2006 NIS millions (Unaudited)	2007 US$ millions (Unaudited)

Cash flows from operating activities	500	366	125
Cash flows from investing activities	(152)	(134)	(38)
Free Cash Flow	348	232	87

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at September 30, 2007 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Financial Statements as at September 30, 2007

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

		Convenience
		translation
		into US dollar
		(Note 2C)
	September 30,	September 30,	September 30,	December 31,
	2007	2007	2006	2006
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	522	130	118	56
Trade receivables, net	1,356	338	1,259	1,242
Other receivables	106	27	121	123
Inventory	145	36	137	131

	2,129	531	1,635	1,552

Long-term receivables	511	127	515	526

Property, plant and equipment, net	2,345	584	(**)(*) 2,545	(**)(*) 2,550

Other assets, net	657	164	(**) 701	(**) 695

Total assets	5,642	1,406	5,396	5,323

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2B(4))

Date of approval:  November 7, 2007

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

		Convenience
		translation
		into US dollar
		(Note 2C)

	September 30,	September 30,	September 30,	December 31,
	2007	2007	2006	2006
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current liabilities
Short-term bank credit	238	59	333	-
Trade payables	787	196	707	819
Other current liabilities	524	131	415	496

	1,549	386	1,455	1,315

Long-term liabilities
Long-term loans from banks	938	234	1,238	1,208
Debentures	2,039	508	2,017	1,989
Deferred taxes	191	47	(*)222	(*)212
Other long term liabilities	16	4	2	2
	3,184	793	3,479	3,411

Shareholders’ equity	909	227	(*)462	(*)597

Total liabilities and shareholders' equity	5,642	1,406	5,396	5,323

(*)       Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Income

	Nine-month period ended			Three-month period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience translation into US dollar (Note 2C)			Convenience translation into US dollar (Note 2C)
	2007	2007	2006	2007	2007	2006	2006
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	4,466	1,113	4,191	1,572	392	1,467	5,622
Cost of revenues	2,414	602	* 2,430	846	211	* 837	* 3,273

Gross profit	2,052	511	1,761	726	181	630	2,349
Selling and marketing expenses	506	126	473	193	48	168	656
General and administrative expenses	488	122	486	167	42	165	659

Operating income	1,058	263	802	366	91	297	1,034
Financial expenses, net	(137)	(34)	(128)	(75)	(19)	(53)	(155)
Other income (expenses), net	(2)	-	*(4)	(2)	-	2	*(6)

Income before income tax	919	229	670	289	72	246	873
Income tax	229	57	* 250	19	5	* 114	* 314

Net income	690	172	420	270	67	132	559

Earnings per share
Basic earnings per share (in NIS)	7.08	1.76	* 4.31	2.77	0.69	* 1.35	* 5.73

Diluted earnings per share (in NIS)	7.02	1.75	* 4.31	2.74	0.68	* 1.35	* 5.73

Weighted average number of shares used in the calculation of basic earnings per share (in thousands)	97,500	97,500	97,500	97,500	97,500	97,500	97,500
Weighted average number of shares used in the calculation of diluted earnings per share (in thousands)	98,250	98,250	97,500	98,380	98,380	97,500	97,500

(*)       Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Statements of Changes in Shareholders’ Equity

	Share capital amount	Capital reserve	Capital reserve regarding employee options	Cash dividend declared subsequent to balance sheet date	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions
For the nine-month period ended September 30, 2007 (Unaudited) Balance as of January 1, 2007 (Audited)	1	(24)	-	-	*620	597	149
Influence of first time implementation of new accounting standards as of January 1, 2007 (Unaudited) (Note 2B(2))	-	-	-	-	(5)	(5)	(1)
Movement in capital reserve in respect of hedging transactions, net	-	1	-	-	-	1	-
Amortization of compensation related to employee stock option grants	-	-	25	-	-	25	6
Cash dividend Paid	-	-	-	-	(399)	(399)	(99)
Cash dividend declared subsequent to balance sheet date	-	-	-	256	(256)	-	-
Net income for the Period	-	-	-	-	690	690	172
Balance as of September 30, 2007 (Unaudited)	1	(23)	25	256	650	909	227

(*)       Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Statements of Changes in Shareholders’ Equity (cont’d)

	Share capital amount	Capital reserve	Capital reserve regarding employee options	Cash dividend declared subsequent to balance sheet date	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions
For the nine -month period ended September 30, 2006 (Unaudited) Balance as of January 1, 2006 (Audited)	** -	5	-	3,400	*492	3,897	971
Movement in capital reserve in respect of hedging transactions, net	-	(25)	-	-	-	(25)	(6)
Cash dividend paid	-	-	-	(3,400)	(430)	(3,830)	(954)
Net income for the Period	-	-	-	-	* 420	420	104
Balance as of September 30, 2006 (Unaudited)	** -	(20)	-	-	482	462	115

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Less than 1 million NIS

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Statements of Changes in Shareholders’ Equity (cont’d)

	Share capital amount	Capital reserve	Capital reserve regarding employee options	Cash dividend declared subsequent to balance sheet date	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions
For the three-month period ended September 30, 2007 (Unaudited) Balance as of July 1, 2007 (Unaudited)	1	(10)	18	201	636	846	211
Movement in capital reserve in respect of hedging transactions, net	-	(13)	-	-	-	(13)	(3)
Amortization of compensation related to employee stock option grants	-	-	7	-	-	7	2
Cash dividend paid	-	-	-	(201)	-	(201)	(50)
Cash dividend declared subsequent to balance sheet date	-	-	-	256	(256)	-	-
Net income for the period	-	-	-	-	270	270	67
Balance as of September 30, 2007 (Unaudited)	1	(23)	25	256	650	909	227

For the three-month period ended September 30, 2006 (Unaudited) Balance as of July 1, 2006 (Unaudited)	** -	(10)	-	100	* 350	440	110
Movement in capital reserve in respect of hedging transactions, net	-	(10)	-	-	-	(10)	(3)
Cash dividend paid	-	-	-	(100)	-	(100)	(25)
Net income for the period	-	-	-	-	* 132	132	33
Balance as of September 30, 2006 (Unaudited)	** -	(20)	-	-	482	462	115

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Less than 1 million NIS

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Statements of Changes in Shareholders’ Equity(cont’d)

	Share capital amount	Capital reserve	Capital reserve regarding employee options	Cash dividend declared subsequent to balance sheet date	Retained Earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions

For the year ended December 31, 2006 (Audited) Balance as of January 1, 2006 (Audited)	** -	5	-	3,400	* 492	3,897	971
Allotment to dividend shares	1	-	-	-	(1)	-	-
Movement in capital reserve in respect of hedging transactions, net	-	(29)	-	-	-	(29)	(7)
Cash dividend paid	-	-	-	(3,400)	(430)	(3,830)	(954)
Net income for the year	-	-	-	-	* 559	559	139
Balance as of December 31, 2006 (Audited)	1	(24)	-	-	620	597	149

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Less than 1 million NIS

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows

	Nine-month period ended			Three-month period ended			Year ended
	September 30,			September 30,			December 31,
	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2006 NIS millions (Audited)
Cash flows from operating activities
Net income	690	172	* 420	270	67	* 132	* 559
Adjustments required to present cash flows from operating activities (Appendix A)	584	145	* 647	230	57	* 234	* 918
Net cash provided by operating activities	1,274	317	1,067	500	124	366	1,477
Cash flows from investing activities
Additions to property, plant and equipment	(364)	(90)	**(406)	(136)	(34)	**(122)	**(526)
Proceeds from sales of property, plant and equipment	2	-	12	1	-	7	15
Investment in other assets	(63)	(16)	**(117)	(17)	(4)	**(19)	**(122)
Net cash used in investing activities	(425)	(106)	(511)	(152)	(38)	(134)	(633)
Cash flows from
financing activities
Borrowings under short-term bank credit facility	-	-	263	-	-	(52)	-
Borrowings of long-term loans from banks	-	-	2,155	-	-	-	2,155
Payment of long-term loans from banks	-	-	(1,088)	-	-	(6)	(1,175)
Proceeds from issuance of debentures, net of issuance cost	-	-	290	-	-	-	290
Paid dividend	(383)	(95)	(3,830)	(198)	(49)	(100)	(3,830)
Net cash used by financing activities	(383)	(95)	(2,210)	(198)	(49)	(158)	(2,560)
Increase (decrease) in cash and cash equivalents	466	116	(1,654)	150	37	74	(1,716)
Balance of cash and cash equivalents at beginning of the period	56	14	1,772	372	93	44	1,772
Balance of cash and cash equivalents at end of the period	522	130	118	522	130	118	56

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2B(4))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows (cont’d)

Appendix A – Adjustments required to present cash flows from operating activities

	Nine-month period ended			Three-month period ended			Year ended
	September 30,			September 30,			December 31,
	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2006 NIS millions (Audited)
Income and expenses not involving cash flows
Depreciation and amortization	575	144	* 627	193	48	* 207	*830
Deferred taxes	(8)	(2)	*(14)	(6)	(1)	*(1)	*(20)
Exchange and linkage differences on long-term liabilities	13	3	(68)	9	2	(21)	(109)
Capital losses (gains)	4	1	* 4	2	-	*(2)	*6
Change in liability for employee severance benefits	1	-	-	1	-	-	-
Stock based compensation	25	6	-	7	2	-	-
	610	152	549	206	51	183	707
Changes in assets and liabilities
Increase in trade receivables (including long-term amounts)	(100)	(25)	(80)	(44)	(11)	(108)	(75)
Decrease in other receivables (including long-term amounts)	10	2	26	24	6	4	22
Increase in inventories	(14)	(4)	(19)	(20)	(5)	(9)	(13)
Increase (decrease) in trade payables (including long-term amounts)	66	17	(26)	74	19	85	4
Increase (decrease) in other payables and credits (including long-term amounts)	12	3	197	(10)	(3)	79	273
	(26)	(7)	98	24	6	51	211

Total	584	145	647	230	57	234	918

(*)       Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows (cont’d)

Appendix B – Non- cash activities

	Nine-month period ended			Three-month period ended			Year ended
	September 30,			September 30,			December 31,
	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2006 NIS millions (Audited)
Acquisition of property, plant and equipment and other assets on credit	109	27	94	71	18	89	197
Tax withheld regarding cash dividend	16	4	-	16	4	-	-

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 1 - General

A.
Cellcom Israel Ltd. (hereinafter – “the Company”) was incorporated in Israel on January 31, 1994. The Company commenced its operations on June 27, 1994, after receiving a license from the Ministry of Communications (hereinafter – “the MOC”) to establish, operate and maintain a cellular mobile telephone system and provide cellular mobile telephone services in Israel. The Company began providing cellular mobile telephone services to the Israeli public on December 27, 1994. The license is in effect until 2022.

On February 2007, the Company completed its initial public offering in the NYSE, of ordinary shares par value NIS 0.01 per share, in which DIC and Goldman Sachs International sold 20,000,000 of the Company's ordinary shares. Following completion of the initial public offering and registration of its ordinary shares for trading in the NYSE, the Company became a public company.

On July 1, 2007, the Company listed its ordinary shares, which are traded on the NYSE, on the Tel Aviv Stock Exchange (“TASE”) and began applying the reporting leniencies offered under the Israeli Securities Law to companies whose shares are listed both on the NYSE and on the TASE.

B.
These interim financial statements have been prepared in accordance with generally accepted accounting principles in Israel with respect to the preparation of interim financial statements in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board.

C.
These interim financial statements have been prepared as at September 30, 2007 and for the nine and three- month periods then ended. They should be reviewed in conjunction with the Company's annual financial statements and accompanying notes as at December 31, 2006 and for the year then ended (hereinafter - "annual financial statements").

D.	Exchange rates and Consumer Price Indices are as follows:

	Exchange rates of US$	Consumer Price Index (points)
As of September 30, 2007	4.013	189.1
As of September 30, 2006	4.302	186.5
As of December 31, 2006	4.225	184.9

Increase (decrease) during the period:

January – September, 2007	(5.0%)	2.3%
January –September, 2006	(6.5%)	0.8%
July –September, 2007	(5.6%)	1.3%
July – September, 2006	(3.1%)	(0.7%)
January - December, 2006	(8.2%)	(0.1%)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 2 - Significant Accounting Policies

A.
The accounting policies that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2006, except for those mentioned in Note 2B as follows.

B.	Effect of new Israeli Accounting Standards

1.	Israeli Accounting Standard No 26, “Inventory” (“Standard No. 26”)

In August 2006, the Israel Accounting Standards Board published Standard No. 26. The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairments in the value of inventory written down to net realizable value. The Standard also provides guidelines regarding formulas used to allocate costs to various types of inventory. As of January 1, 2007, the Company has implemented Standard No. 26. Implementation of Standard No. 26 did not have a material effect on the Company’s results of operations and financial position.

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (“Standard No. 27”)

As of January 1, 2007, the Company has implemented Standard No. 27. The Standard prescribes rules for the presentation, measurement and recognition of property, plant and equipment and for the disclosure required in respect thereto. The Standard also provides for, among other things, the following:

Measurement after initial recognition of property, plant and equipment
Standard No. 27 provides that a group of similar property, plant and equipment shall be measured at cost net of accumulated depreciation minus impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset above its initial cost as a result of the revaluation will be directly included in the shareholders’ equity under a revaluation reserve.

Asset retirement obligations
Standard No. 27 provides, that upon the initial recognition of property, plant and equipment, the entity shall include in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

Component depreciation
Standard No. 27 provides that if property, plant and equipment consist of several components with different estimated useful lives, the individual significant components should be depreciated over their individual useful lives.

The initial implementation of the Standard had the following effects:

Asset retirement obligations:
In the past, upon the initial recognition of property, plant and equipment, the Company did not include in its cost the initial estimate of costs for dismantling and removing the item and for restoring the site on which it was located, and therefore:

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards (cont’d)

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (cont'd)

(a)	It measured the said liability as at January 1, 2007 in accordance with generally accepted accounting principles, at the amount of NIS 12 million.

(b)
It calculated the amount that would have been included in the cost of the asset on the date on which the liability was initially incurred by capitalizing the amount of the liability mentioned in item (a) above to the date on which the liability was initially incurred (hereinafter - the capitalized amount) at the amount of NIS 9 million. The liability was capitalized using the best estimate of the historical capitalization rates suitable to the risk that was relevant to that liability during the expired period; and,

(c)	It calculated the accumulated depreciation on the capitalized amount as at January 1, 2007 on the basis of the useful life of the asset as at that date at the amount of NIS 4 million;

(d)	It recorded a tax asset in the amount of NIS 2 million.

(e)
The difference between the amount that was charged to the asset in accordance with items (b) and (c) above, and the amount of the liability in accordance with item (a) above, and the tax asset in accordance with item (d) above, in the amount of NIS 5 million, was included in retained earnings as at January 1, 2007.

Implementation of the component method:
In accordance with the transitional provisions of the Standard, the financial statements were restated as a result of implementing the provisions of the Standard with respect to the separate calculation of depreciation for the various cost components of the network, mainly, transmission equipment and infrastructure. Accordingly, the depreciation rate of the network, which is used by the Company, has been changed from 15% to depreciation rates ranging between 5%-20%, according to the useful life of each item.

The effect of the aforementioned restatement is as follows:

As originally	Effect of	As reported in these
reported	restatement	financial statements
NIS millions	NIS millions	NIS millions

(1)	The effect on the consolidated balance sheet as at September 30, 2006 (unaudited):

Property, plant and equipment, net	**2,163	382	2,545
Long-term liabilities -
Deferred taxes	118	104	222
Shareholders’ equity	184	278	462

The effect on the consolidated balance sheet as at December 31, 2006 (audited):

Property, plant and equipment, net	** 2,153	397	2,550
Long-term liabilities -
Deferred taxes	105	107	212
Shareholders’ equity	307	290	597

**	Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2B(4))

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards (cont’d)

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (cont'd)

(2)	The effect on net income

	For the nine	For the three	For the year
	month period	month period	ended
	ended September 30	ended September 30	December 31,
	2006	2006	2006
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Net income as reported in the past	390	120	517
Effect of restatement:
Decrease in depreciation expenses	40	16	53
Increase in capital losses	(3)	-	(1)
Increase in deferred tax expenses	(7)	(4)	(10)
Net income as reported in these financial statements	420	132	559

(3)	The effect on basic and diluted earnings per ordinary share

Basic and diluted earnings per ordinary share as reported in the past	4.00	1.23	5.30
Effect of restatement	0.31	0.12	0.43

Basic and diluted earnings per ordinary share as reported in these financial statements	4.31	1.35	5.73

3.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”)

In December 2006 the Israel Accounting Standards Board published Accounting Standard No. 23 (hereinafter – Standard No. 23). Standard No. 23 replaces the main provisions of the Israeli Securities Regulations (with regard to Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder). Standard No. 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity. A negative difference is considered to be a dividend, and therefore decreases the retained earnings. A positive difference is considered an additional investment by the controlling shareholder, and is presented as a separate item in the shareholders’ equity “capital reserve resulting from transactions between an entity and the controlling interest”.

Standard No. 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or conversely, transfer of an asset from the entity to the controlling shareholder;

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards (cont’d)

3.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”) (cont’d)

the controlling shareholder assuming upon itself a liability of the entity to a third party, all or part, indemnification of the entity by the controlling shareholder in respect of an expense, and the controlling shareholder waiving the entity’s debt to it, all or part; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder.  Standard No. 23 also provides the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard No. 23 applies to transactions between an entity and its controlling shareholder that are executed after January 1, 2007, and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect, as from the date the loan was granted or received.

Standard No. 23 was implemented by the Company as of January 1, 2007.

Implementation of Standard No. 23 did not have a material effect on the Company’s results of operations and financial position.

4.	Israeli Accounting Standard No. 30, "Intangible Assets" ("Standard No. 30")

As of January 1, 2007, the Company has implemented Standard No. 30. The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required. The Standard has been initially implemented retroactively, except as described below. In regards to business combinations, the Standard is implemented with respect to business combinations that took place on January 1, 2007 or thereafter, whereas in respect of a research and development project acquired in a business combination that took place before January 1, 2007 and which meets the definition of an intangible asset on the date of acquisition, and was recorded as an expense on the date of acquisition, the entity shall recognize the research and development project in process as an asset on January 1, 2007 and make an allocation of taxes.

A research and development asset shall be recognized in the amount of its value on the date of acquisition less the amortization that would have accumulated from the date of acquisition until December 31, 2006 on the basis of the useful life of the asset, and less any accrued impairment losses. The amount of the adjustment shall be included in the balance of retained earnings as at January 1, 2007.

In accordance with the standard, the Company reclassified the costs of computer software and capitalized costs with regard to internally developed software, which are separable from their underlying asset, in the net amount of NIS 236 million and NIS 237 million as of September 30, 2006, and as of December 31, 2006, respectively from property, plant and equipment to other assets.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 2 - Significant Accounting Policies (cont’d)

C.           Convenience translation into U.S. dollars ("dollars" or "$")

Unless noted specifically otherwise, for the convenience of the reader, the reported NIS figures as of September 30, 2007 and for the nine and three month periods then ended, have been presented in dollars, translated at the representative rate of exchange published by the Bank of Israel as of September 30, 2007 (NIS 4.013 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars.

Note 3 - Contingent Liabilities

A.	Contingent Liabilities

1.
In April 2007, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa ("the Court"), by two plaintiffs who claim to be subscribers of the Company. The claim alleges that the Company unlawfully and in violation of its license raised its rates, in pricing plans that include a commitment to purchase certain services for a fixed period. In May 2007, another purported class action lawsuit alleging claims of similar nature was filed against the Company in the Court, by two plaintiffs who claim to be subscribers of the Company. If the claims are recognized as class actions, the amounts claimed are approximately NIS 230 million and NIS 875 million, respectively.
Based on the advice of the Company's legal counsel, management believes that the Company has a good defense against the certification of the lawsuits as class actions. Accordingly, no provision has been included in the Company's financial statements in respect of these claims.

2.
In May 2007, a purported class action lawsuit, filed against the Company in February 2007, alleging that the Company unlawfully collected VAT amounts from subscribers who are residents of the city of Eilat in Israel, was withdrawn. Had the lawsuit been certified as a class action, the amount claimed from the Company was estimated by the plaintiff at approximately NIS 33 million.
For more information refer to Note 17A.20. to the Company's annual financial statements as at December 31, 2006.

3.
In May 2007, a purported class action lawsuit was filed against the Company and another cellular operator in Israel ("the defendants"), in the District Court of Jerusalem, by plaintiffs who claim to be subscribers of the defendants. The claim alleges that the defendants charged the subscribers for calls initiated or received while in Israel, through a foreign cellular network, with roaming rates which are higher than those agreed in the defendants' pricing plans for local calls. If the claim is recognized as a class action, the amount claimed from the defendants is estimated by the plaintiffs as approximately NIS 34 million, of which the amount attributed to the Company is estimated to be approximately NIS 12 million.
Based on the advice of the Company's legal counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company's financial statements in respect of this claim.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Contingent Liabilities (cont’d)

A.           Contingent Liabilities (cont’d)

4.
In July 2007, the Company received a Magistrates' Court ruling determining that the exemption from the requirement to obtain a building permit for radio access devices, according to the Communication Law (Bezeq and Transmissions), 1982 ("the Exemption"), does not apply to radio access devices in a cellular network, and, as such, the Company is required to receive permits for the erection and use of the facility and accompanying equipment. This ruling contradicts previous and later Magistrates' Court rulings, which determined that the Exemption also applies to radio access devices in a cellular network. This issue is under consideration in the court of appeals (the District Court).

In July 2007, the Company was served with a petition filed with the Israeli High Court of Justice against the Israeli Minister of Environmental Protection, the Minister of Interior and the Minister of Communications; the Company and three other cellular operators were joined as formal respondents. The petition sought to cancel the Exemption for radio access devices, to annul any environmental permits previously granted and to prevent future granting of environmental permits for radio access devices by the Ministry of Environmental Protection, based on the Exemption. In August 2007, the petition was dismissed in limine by reason of failure to exhaust the relevant proceedings prior to the filing of the petition, without consideration of the merits of the petition.

In October 2007, subsequent to the balance sheet date, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection informed that he will not grant and/or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices. It is the Company’s view that the Commissioner’s position is invalid and the Company intends to act vigorously in order to receive the aforementioned permits.

In October 2007, subsequent to the balance sheet date, the Interior and Environmental Protection Committee of the Knesset approved the Non-Ionizing Radiation Regulations, 2007 ("Regulations"). The Regulations include a prohibition on the construction of cell sites in residential apartments, including porches. The Minister of Environmental Protection was given the authority to approve cell sites in  roof porches, in exceptional cases. The prohibition doesn’t apply to cell sites in relation to which an operating permit was provided prior to the commencement of the Regulations. The Company will decide which actions to take, if any, after the Regulations’ enactment process is completed and the final form is published.
For more information refer to Note 17.B.1. to the Company's annual financial statements as at December 31, 2006.

5.
In July 2007, pursuant to an appeal regarding the Tel Aviv-Jaffa District Court's decision in June 2004 to deny a purported class action lawsuit filed against the Company in August 2001 by one of the Company's subscribers, in connection with the Company's outgoing call tariffs for the "Talkman" (pre-paid) plan and the collection of a distribution fee for "Talkman" calling cards, the Israeli Supreme Court granted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the claim is recognized as a class action, the amount claimed is approximately NIS 135 million, as at the filing date thereof.
Based on the advice of the Company's legal counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the financial statements in respect to this claim. For more information refer to Note 17A.4. to the Company's annual financial statements as at December 31, 2006.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Contingent Liabilities (cont’d)

A.           Contingent Liabilities (cont’d)

6.
In September 2007, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Jerusalem, by three plaintiffs who claim to be subscribers of the defendants. The plaintiffs claim that the defendants charged their subscribers for SMS messages sent by them to subscribers who chose to disable receipt of SMS messages and/or misled the senders by an indication on their cell phones that such messages were sent. If the claim is certified as a class action, the amount claimed from all three defendants is estimated by the plaintiffs to be approximately NIS 182 million, without specifying the amount claimed from the Company specifically.
At this preliminary stage, management is unable to assess the lawsuits' chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

7.
In October 2007, subsequent to the balance sheet date, a purported class action lawsuit filed against the Company, two other cellular operators and two landline operators in the District Court of Tel-Aviv-Jaffa, in November 2006, in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out, was withdrawn by the plaintiffs with regards to the Company and the other two cellular operators, following a procedural agreement reached between the plaintiffs in the above lawsuit and the plaintiffs in another, similar pending purported class action which was filed against the Company and two other cellular operators in August 2006 (the two lawsuits will be heard together). Had the withdrawn lawsuit been certified as a class action, the amount claimed from the Company and each of the other cellular operators by the plaintiffs would have been approximately NIS 53 million (the amount claimed from all five defendants was estimated by the plaintiffs to be approximately NIS 159 million).

For more information refer to Note 17A.14 & 17A.17. to the Company's annual financial statements as at December 31, 2006.

For other contingent liabilities, refer to Note 17A to the Company's annual financial statements as at December 31, 2006.

B.	Effects of new legislation and standards

For effects of new legislation and standards refer to Note 17B to the Company's annual financial statements as at December 31, 2006.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 4 - Significant Events in the Reported Period

1.
In May 2007, the Ministry of Communications notified its intention to impose monetary sanctions on telephony companies, including the Company and Cellcom Fixed Line Communications L.P. ("Cellcom Partnership"), following non-implementation and operation of  Number Portability, as of September 1, 2006. The intended monetary sanction applicable to the Company and Cellcom Partnership for the period commencing September 1, 2006 and ending November 30, 2007, is approximately NIS 3 million for each of the Company and Cellcom Partnership (totaling  approximately NIS 6 million). Commencing December 1, 2007 (the new date determined by the Ministry of Communications for the implementation of Number Portability), insofar as the Number Portability is not implemented, the intended monetary sanction for each additional day that Number Portability is not implemented by the Company and Cellcom Partnership, will equal approximately NIS 0.3 million. The Company and Cellcom Partnership have submitted their objection to the aforementioned intended sanctions, to the Ministry of Communications.
For more information refer to Note 17B.3. to the Company's annual financial statements as at December 31, 2006.

2.
In September 2007, the Company's general license was amended to the effect that prevents the Company from offering subscribers calling plans using airtime charging units other than the basic airtime charging unit set in the general license (which is currently up to a 12-second unit and as of January 1, 2009 will become a one-second unit).
The Company has been taking steps to address the effects of the amendment to the license and at this time is unable to assess the potential effect of the amendment to the results of operations.

3.	On June 7, 2007 and on September 6, 2007 the Company distributed to its shareholders a cash dividend totaling approximately NIS 198 million and NIS 201 million, respectively.

4.
In October 2007, subsequent to the balance sheet date, the Israeli Supreme Court issued two new rulings readdressing its previous ruling of November 2006 regarding the deductibility of financing expenses for tax purposes, that might be attributed by the Israeli Tax Authority to a financing of dividends. As of June 30, 2007 the Company had an accumulated tax provision in the amount of approximately NIS 72 million, that was based on the possibility that part of the Company's financing expenses will not be recognized as a deductible expense for tax purposes.
As a result of the Supreme Court's new rulings of October 2007 and based on the Company's legal counsels' opinion, the Company has released the aforesaid tax provision and reduced the income tax expenses during the three month period ended September 30, 2007, by approximately NIS 72 million.

For more information refer to Note 25F to the Company's annual financial statements as at December 31, 2006.

Note 5 - Subsequent Events

1.
In October 2007, subsequent to balance sheet date, the Company’s board of directors decided on a voluntary partial prepayment of the term loan provided by the Company's credit facility from a bank syndicate, in a principal amount of US$ 140 million (comprising of approximately US$ 85 million principal amount denominated in US$ and approximately NIS 253 million principal amount denominated in NIS). The prepayment will be made during November 2007, in accordance with the terms of the facility agreement. Pursuant to the aforesaid partial prepayment, the outstanding principal amount of the term loan will be US$ 140 million (comprising of approximately US$ 85 million denominated in US$ and approximately NIS 253 million denominated in NIS).
For more information refer to Note 13C of the Company's annual financial statements as at December 31, 2006.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 5 - Subsequent Events (cont’d)

2.
In October 2007, subsequent to balance sheet date, the Company issued to the public in Israel two series of debentures. The debentures are listed on the Tel Aviv Stock Exchange.
Debentures (Series C) in a principal amount of NIS 245,000,000 is payable in nine semiannual payments commencing March 2009, and the interest is payable semiannually commencing March 2008. The annual interest rate was set to 4.60%. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.
Debentures (Series D) in a principal amount of NIS 826,968,000 is payable in five annual payments commencing July 2013 and the interest is payable annually commencing July 2008. The annual interest rate was set to 5.19%. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

3.
On November 7, 2007 the Company’s Board of Directors declared a cash dividend in the amount of NIS 2.63 per share, totaling approximately NIS 256 million, to be paid on December 3, 2007, to the shareholders of the Company of record at the end of the trading day in the NYSE on November 19, 2007. The dividend is presented under a separate item of shareholders’ equity.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 8, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel